UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2012

Commission File Number:  001-33900

DESWELL INDUSTRIES, INC.
(Translation of registrant’s name into English)

17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande, Macao
Special Administrative Region, PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Effective on March 13, 2012, BDO Limited (“BDO Hong Kong”) resigned as the independent accountants of Deswell Industries, Inc. (the “Company”) and effective on March 13, 2012, the Company engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”) as Deswell’s independent auditors.

BDO Hong Kong has served as Deswell’s principal independent accountants and reported on the Company’s consolidated financial statements for the fiscal years ended March 31, 2010 and 2011. BDO Hong Kong’s audit reports on the Company’s consolidated financial statements for the fiscal years ended March 31, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The audit reports of BDO Hong Kong on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years and the subsequent interim period from April 1, 2011 through the effective date of BDO Hong Kong’s resignation:

(i) there were no disagreements between the Company and BDO Hong Kong on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Hong Kong, would have caused BDO Hong Kong to make reference to the subject matter of the disagreement in its reports on the Company’s consolidated financial statements, and

(ii) there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided BDO Hong Kong with a copy of the forgoing statements before furnishing the same to the Securities and Exchange Commission (the “SEC”) and requested and received from BDO Hong Kong a letter addressed to the SEC stating whether it agrees with the above statements. A copy of the letter from BDO Hong Kong dated March 13, 2012 is attached to this Form 6-K as Exhibit A.

During the Company’s two most recent fiscal years and the subsequent interim period from April 1, 2011 through the effective date of BDO China’s engagement, neither the Company nor anyone acting on behalf of the Company, consulted BDO China regarding any of the matters or events set forth in Item 16-F(a)(2) of Form 20-F.

The Company has provided BDO China with a copy of the foregoing statements, requested that BDO China review them and given BDO China the opportunity to furnish the Company with a letter addressed to the SEC containing any new information, clarification of the Company’s expression of its views, or the respects in which it does not agree with the above statements. The Company has not received any such letter from BDO China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

Date March 13, 2012	By: Name: Herman Wong Title: Chief Financial Officer

Exhibit A

March 13, 2012

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sirs

We have been furnished with a copy of Form 6-K for the event that occurred on March 13, 2012, to be filed by our former client, Deswell Industries Inc.. We agree with the statements made in the Form 6-K insofar as they relate to our Firm.

Yours faithfully
BDO Limited

BPL/RCW/rt (Deswell L-150)

  BDO Limited, a Hong Kong limited company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.